UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 21, 2026

Old Glory Holding Company

(Exact name of registrant as specified in its charter)

Delaware	87-3523038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 NW 63rd St. Suite 600

Oklahoma City, OK 73116

(Mailing Address of principal executive offices)

888-446-5345

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class B Common Stock, par value $0.0001	N/A	N/A

Item 9. Other Events

Effective August 21, 2026, Tony Dieste resigned from Old Glory Holding Company’s Board of Directors. Mr. Dieste’s resignation was not the result of any disagreement with the Old Glory Holding Company regarding its operations, policies, or practices and Mr. Dieste remains a stockholder.

The Board of Directors thanks Mr. Dieste for his service and contributions to the Company since 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Glory Holding Company

By:	/s/ Michael P. Ring
Name:	Michael P. Ring
Title:	Chief Executive Officer
Date:	August 25, 2026